Mail Stop 4-6


      March 10, 2005

Mr. Desmond Ross
President
Quantum Ventures, Inc.
8526 Shepherd Way
Delta BC, Canada V6C 4K1

      RE:	Quantum Ventures, Inc.
   Amendment no. 3 to Registration Statement on Form SB-2
   File No. 333-119146

Dear Mr. Ross:

      We have reviewed your filing and have the following comments.
Unless otherwise noted, references to prior comments pertain to your
February 11 response letter.
      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We substantially reissue prior comment 4. Your MediFlow software is critical to the future of your business, yet the MediFlow software is not described in materially complete terms as requested in our previous comment letters. We note that a discussion of MediFlow`s acquisition and development, proposed/current functionality, as well as future development milestones should be provided with specific emphasis on quantifiable estimates on time and costs. For example, in our last comment we requested that you address the costs, requirements and functionality of MediFlow as it would apply to veterinarians, a targeted market. Yet additional disclosure only adds the term "animals" to its functionality without discussing any differences in costs, development requirements, or current functionality of the veterinary market compared to the human market.
Please consider substantially revising your disclosure. Please also more clearly discuss such terms as the following in the context of your product:
* a structured and supervised method of third party specialist information;
* network functionality;
* true phase; and
* Boolean and Heuristic logical algorithms.
2. Prior comments 5, 24 and 25. Please describe the functionality of
Mediflow as it was developed by World Star. Further it appears from your disclosure that you may own the rights to Mayer Zev`s underlying software. Please advise. Further, please advise if your medical "database" is the infectious disease database created by Mayer Zev and advise as to rights of Quantum to use this database.
3. Prior comment 6. Reconcile your statement that Mr. Cherrett is not a shareholder in 3493734 Manitoba Ltd. with the statement under
"Current and Planned Development" under Business that "34937343 Manitoba Ltd [sic] a company controlled by Larry Cherrett." Please also describe the nature of the monies owned to 3493734 Manitoba Ltd.
by World Star.
4. We reissue comment 7.

Prospectus Cover Page
5. We reissue comment 9.

Summary, page 3
6. We reissue comment 10.

Risk Factors, page 4
7. We reissue prior comment 13. Consider revising the following risk factors:
* "If we do not obtain additional financing, our business plan will fail."
* "We may not be able to generate revenues as we are currently dependent on the Mediflow software program as our only source of revenue."
* "We may not be able to generate revenues as we are currently dependent on the Mediflow software program as our only source of revenue."
* "If we are not able to adapt to rapid technology change affecting our software program, web and demonstration sites and develop new products apart from the Mediflow software program, we may not be able to attract or retain customers and we will be unable to stay in business."

Description of Business, page 24

Current and Planned Development, page 24
8. Prior comment 19. Please consider including risk factor disclosure that uncompensated business associates, with only one subject to a confidentiality agreement, have full access to your software in development.
9. Please disclose an estimate of the number of business associates conducting testing.
10. Prior comment 20. Please revise to disclose the estimated costs associated with contracting an outside marketing consulting firm.

Intellectual Property, page 26
11. We reissue prior comment 23.

Competition, page 26
12. Prior comment 5. Fully describe qualitative or quantitative information regarding your relative position and discuss your "numerous" competitors by name.

Plan of Operation, page 30

Current and Planned Development, page 30
13. Prior comment 29. Please revise your first paragraph. If the costs listed are specifically related to becoming a reporting company, please clearly state this. Consider also revising this section to describe all your costs over the next twelve months including any costs associated with trading on a national market. Such costs should be in line with disclosures in your business plan that describe, for example, development of artwork, hiring additional employees, etc.

Management`s Discussion and Analysis or Plan of Operation, page 30
14. We reissue prior comment 27 and anticipate the receipt of your amended exhibits with amended disclosure.
15. Prior comment 28. Please disclose the information provided as a supplemental response in your prospectus.
16. We reissue prior comment 29. . Please also advise as to the sources used to pay the costs of the fees.
17. Prior comment 30. Please disclose the information provided in your supplemental response regarding how the $4,000 per month in expenditures was derived.
18. Prior comment 31. Please revise in quantifiable terms the aggregate cost associated with hiring additional employees at each phase of Quantum`s plan of operation.

Consolidated Financial Statements
19. We note that the audited financial statements filed in response to our letter dated February 18, 2005 do not appear to contain the revisions discussed in your response letter dated February 11, 2005.
Accordingly, we are unable to evaluate your responses to our financial statement comments until revised audited financial statements are filed. In addition, it is unclear why you have included in your filing separate interim financial statements for the periods ended December 31 and September 30, 2004. Please revise and advise.












PART II

Signatures
20. Please advise why Mr. Nittritz is signing as Secretary and Treasurer.

Exhibit 3.2
21. Please are unclear as to how you can just delete a provision of your charter documents without refiling them with Nevada. In this regard, we note that you continue to have on file bylaws dated
April
15, 2004.

Exhibit 99.1
22. Please revise you exhibit index to properly label Exhibit 99.l pursuant to Item 601(b) of Regulation S-B.

Exhibit 99.2
23. Please revise you exhibit index to properly label Exhibit 99.2 pursuant to Item 601(b) of Regulation S-B.
Exhibit 21.1
24. Prior comment 43. Please file an exhibit that lists any subsidiaries of Quantum Ventures and label it pursuant to Item
601(b)(21) of Regulation S-B.

* * * * *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Mark Kronforst at (202) 824-5341 or Lisa Mitrovich, Assistant Chief Accountant, at (202) 942-1836 if you have questions regarding comments on the financial statements and related
matters.  Please contact Adam Halper at (202) 824-5523 or me at
(202)
942-1800 with any other questions.

							Sincerely,



							Barbara C. Jacobs
      Assistant Director


cc:	Joseph I. Emas, Attorney at Law
	1224 Washington Ave
      Miami Beach, Florida 33139
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Quantum Ventures, Inc.
March 10, 2005
Page 6 of 6